July 29, 2010
Via U.S. Mail and Facsimile
Ms. Kathryn McHale
Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Old National Bancorp Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-15817
Dear Ms. McHale:
     We have received and reviewed your letter dated June 30, 2010 relating to the above-referenced filing (“Form 10-K”) and the Definitive 14A filed by Old National Bancorp on March 19, 2010 (“Proxy”). In accordance with your request, we are responding to each of the comments stated in your letter. Pursuant to our conversation with Rebekah Moore, in lieu of amending the Form 10-K, we are including proposed disclosures, as appropriate, for inclusion in future filings based upon information for the year ended December 31, 2009.
To facilitate your review, we have included each of the Staff’s comments in italics immediately followed by the Company’s response in bold text.
Item 6. Selected Financial Data, page 19
1. Please revise your disclosure, here and throughout your document, to discuss your interest income measures on a GAAP basis as well as the fully taxable equivalent basis. Refer to Items 301 and 303 of Regulation S-K. Additionally, please clarify why the taxable equivalent adjustment does not approximate the amounts reported in Note 11 to your Consolidated Financial Statements.
Response:
We acknowledge the Staff’s comment and confirm in future filings we will include disclosure on interest income measures on a GAAP basis as well as the fully taxable equivalent basis.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

The tax expense associated with our tax exempt income reported in Note 11 includes the following components (dollars are in thousands):

	2009	2008	2007
Tax exempt interest	$(14,545)	$(13,309)	$(11,859)
Section 291\265 interest disallowance	515	827	997
Bank owned life insurance income	(824)	(3,213)	(3,436)

Total tax exempt income	$(14,854)	$(15,695)	$(14,298)
In 2009, the tax on our tax-exempt interest of $41,585 is computed at the federal statutory tax rate of 35%.
The 2009 taxable equivalent adjustment included in the Selected Financial Data section of the Form 10-K does not approximate the amounts reported in Note 11 because it reflects a $20,831 gross- up our tax exempt interest income. This gross-up is necessary to reflect what our tax free financial instruments would need to yield in order to achieve the same after-tax yield. The general formula is as follows:
Tax exempt interest
(1 - statutory tax rate*) = Tax equivalent interest
Tax equivalent interest - tax exempt interest = tax equivalent adjustment

*	Please note that we used a marginal tax rate adjusted for expected disallowance of interest expense allocable to certain of our tax-exempt obligations. In future filings we will revise our footnote disclosure to the Selected Financial Data table on page 19 to clarify that we used the federal statutory tax rate in effect of 35% for all periods adjusted for the TEFRA interest disallowance applicable to certain tax exempt obligations.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Non-Interest Income, page 25
2. Please revise your discussion to address the reasons for the increase in gains on sales of investment securities during 2009. Please also discuss the reasons for your increased sales of securities during the period.
Response:
We acknowledge the Staff’s comment and confirm in future filings we will include a discussion of the reasons for all material increases/decreases reported in non-interest income similar to the following disclosure:

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Noninterest income for 2009 was $163.5 million, a decrease of $3.5 million, or 2.1% compared to $167.0 million reported for 2008. Net securities gains were $2.5 million during 2009 compared to $7.6 million for 2008. Included in 2009 is $27.3 million of security gains partially offset by $24.8 million of other-than-temporary-impairment on six pooled trust preferred securities and ten non-agency mortgage-backed securities. Sales of securities increased during 2009 as we adjusted the composition of the investment portfolio to reduce the effective duration of the portfolio during the second half of 2009 and reduce our holdings of tax-exempt securities. The 2008 net securities gains were primarily the result of securities which were called by the issuers. Also affecting noninterest income in 2009 is a $10.0 million increase in service charges on deposit accounts, a $3.3 million increase in ATM and debit card fees and a $1.9 million increase in gains on derivatives. Partially offsetting these increases were a $6.8 million decrease in revenue from company-owned life insurance, a $1.4 million decrease in wealth management fees and a $4.1 million decrease in other income.
Provision for Income Taxes, page 28
3. Given the increase in your state tax benefit during 2009 from prior periods disclosed in Note 11 to your Consolidated Financial Statements, please revise your discussion here to address the reasons for the increase.
Response:
We acknowledge the Staff’s comment and confirm in future filings we will include a discussion of reasons for material increases or decreases in our state tax benefit similar to the following:
The effective tax rate varied significantly from 2007 to 2009 due to large fluctuations in pre-tax income while the majority of other items affecting the rate, in particular tax-exempt income, remained relatively stable. The increase in our state tax benefit in 2009 directly correlates to the declines in pre-tax income.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Risk Management
Credit Risk
Lending Activities, page 36
4. Please revise future filings to provide a more comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARMS, and/or sub-prime loans, including how you define that term.
Response:
We acknowledge the staffs comment and confirm in future filings we will include a discussion of our underwriting policies and procedures for major loan products in each lending category similar to the following:
LENDING ACTIVITIES
Commercial
Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing consists of direct financing leases and are used by commercial customers to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant’s ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant’s financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant’s credit history supplement the analysis of the applicant’s creditworthiness.
Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in the geographic market areas we serve, primarily Indiana, Illinois and Kentucky. These loans are secured by first mortgages on real estate at loan-to-value (“LTV”) margins deemed appropriate for the property type, quality, location and sponsorship. Generally, these LTV ratios do not exceed 80%. The commercial properties are predominantly non-residential properties such as retail centers,

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

apartments, industrial properties and, to a lesser extent, more specialized properties. Substantially all of our commercial real estate loans are secured by properties located in our primary market area.
In the underwriting of our commercial real estate loans, we obtain appraisals for the underlying properties. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we primarily emphasize the ratio of the property’s projected net cash flows to the loan’s debt service requirement. The debt service coverage ratio normally is not less than 120% and it is computed after deduction for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower. We require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required.
Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.
Consumer
We offer a variety of first mortgage and junior lien loans to consumers within our markets with residential home mortgages comprising our largest consumer loan category. These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks of the consumer. Decisions are primarily based on LTV ratios, debt-to-income (“DTI”) ratios, liquidity and credit score. A maximum LTV ratio of 80% is generally required, although higher levels are permitted with mortgage insurance. We offer variable rate mortgages with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on the London Interbank Offered Rate (“LIBOR”). Variable rate mortgages are underwritten at fully-indexed rates. We do not offer interest-only loans, payment-option facilities, sub-prime loans, or any product with negative amortization.
Home equity loans are secured primarily by second mortgages on residential property of the borrower. The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 90% of the appraised value of the collateral property at the time of origination. We

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, liquidity, and credit scores. We do not offer home equity loan products with reduced documentation.
Automobile loans include loans and leases secured by new or used automobiles. We originate automobile loans and leases primarily on an indirect basis through selected dealerships. We require borrowers to maintain collision insurance on automobiles securing consumer loans, with us listed as loss payee. Our procedures for underwriting automobile loans include an assessment of an applicant’s overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. Although an applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.
5. In light of your disclosure elsewhere about transfers of financing leases to held for sale classification, please revise to discuss your involvement in this area of underwriting and to quantify the amount of such leases held in your portfolio.
Response:
We acknowledge the staffs comment and refer to our response to comment #4 with respect to proposed disclosure in future filings concerning our involvement in this area of underwriting. In addition, future filings will contain disclosure quantifying the amount of financing leases held in our portfolio similar to the following:
At December 31, 2009, Old National had finance lease held for sale of $55.3 million. These leases were the remainder of a group of leases totaling $370.2 million that were transferred to held-for-sale status in the second quarter of 2009. The initial transfer included both taxable and non-taxable finance leases. Due to subsequent tax planning, the taxable finance leases were moved back into our portfolio. At December 31, 2009, only $55.3 million of non-taxable municipal finance leases remained held-for-sale. Old National generally intends to retain leases in its loan portfolio and the transfer of leases to held-for-sale status is not expected to be a recurring activity in the future.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Asset Quality, page 37
6. Please revise your ratios presented in your tabular disclosure to separately present information related to your loans held for sale since the credit deterioration for these assets is accounted for separately from the gross loan portfolio held for investment and the related allowance for loan losses.
Response:
In response to the staff’s comment, we will exclude residential loans and leases held for sale from our asset quality ratios in future filings. At December 31, 2009, we had no residential loans or leases held-for-sale in the past-due or nonaccrual categories presented in the table, however, the balances were included in the denominator —total loans— when calculating the asset quality ratios.
7. Please revise to disclose the types of modifications you make to loans that you do not consider to be troubled debt restructurings and disclose your basis for concluding such modifications do not constitute troubled debt restructurings. Quantify amounts of loans subject to such modifications and provide this disclosure by major portfolio type.
Response:
We acknowledge the Staff’s comment and confirm in future filings we will include an enhanced discussion of modifications and trouble debt restructurings similar to the following:
In the course of resolving nonperforming loans, the Bank may choose to restructure the contractual terms of certain loans. The Bank attempts to work out an alternative payment schedule with the borrower in order to avoid foreclosure actions. Any loans that are modified are reviewed by the Bank to identify if a troubled debt restructuring (“TDR”) has occurred, which is when for economic or legal reasons related to a borrower’s financial difficulties, the Bank grants a concession to the borrower that it would not otherwise consider. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status and could include reduction of the stated interest rate other than normal market rate adjustments, extension of maturity dates, or reduction of principal balance or accrued interest. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit the Corporation by increasing the ultimate probability of collection.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Loans modified in a troubled debt restructuring are placed on nonaccrual status until the Company determines the future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate a period of performance according to the restructured terms of six months. All of our troubled debt restructurings were included with non-accrual loans at December 31, 2009 and consisted of $7.6 million commercial loans and $2.4 million commercial real estate loans. There were no loans modified in troubled debt restructurings at December 31, 2008.
In addition, the Company modified one $3.1 million loan during the fourth quarter of 2009 that was not considered a troubled debt restructuring. The loan modification was in the commercial loan portfolio and resulted in an insignificant delay in payments. The Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay.
Allowance for Loan Losses, page 39
8. Please revise your tabular disclosures here and on page 40 to separately present commercial loans and commercial real estate, similar to the loan portfolio breakdown on page 31. Refer to Instruction 3 to Item IV.A of Industry Guide 3. Considering the significance of charge-offs related to your acquisition and development portfolio of $18.8 million to your total gross charge-offs of $78.6 million, please revise to separately present this category for all related disclosures as well.
Response:
We acknowledge the staff’s comment and confirm that in future filings we will prepare the tables on pages 39 and 40 to separately present information for commercial loans and commercial real estate loans similar to the loan portfolio breakdown shown on page 31. The $18.8 million charge-off in 2008 in the acquisition and development portfolio related to fraud associated with the misconduct of a former employee of the Company. We do not believe significant charge-offs are inherent in this portfolio, but will continue to monitor this category and present separately if it becomes necessary.
Additionally, we confirm that in future filings we will include a discussion similar to the following:
Charge-offs, net of recoveries, excluding write-downs on loans transferred to held for sale totaled $60.2 million in 2006 and $40.8 million in 2008. Included in 2009 net charge-offs is a $3.1 million insurance recovery associated with the misconduct of a former loan officer in the Indianapolis market. Included in 2008 is $18.8 million of charge-offs, primarily in the real estate acquisition

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

and development industry category, associated with the misconduct of a former loan officer in the Indianapolis market. There were no other industry segments representing a significant share of total net charge-offs. Additionally, write-downs related to loan sales of $0.6 million in 2009 were recognized from loans transferred to held-for-sale. Approximately 52% of net charge-offs have been concentrated in commercial loans, approximately 24% have been concentrated in commercial real estate loans and 21% have been in consumer loans. The allowance to average loans, which ranged from 1.17% to 1.58% for the last five years, was 1.58% at December 31, 2009.
Critical Accounting Policies
Allowance for Loan Losses, page 45
9. You disclose on page 46 that “Management’s analysis of probable losses in the portfolio at December 31, 2009, resulted in a range for allowance for loan losses of $7.4 million with the potential effect to net income ranging from a decrease of $1.0 million to an increase of $3.9 million.” We believe this provides helpful disclosure. In order to provide greater transparency into this disclosure, please address the following:
•	Please revise your future filings to clarify what the variability in the range of $7.4 million was meant to encompass. For instance, revise to clarify whether the variability in your estimation represented by the range of $7.4 million was related to your general reserves, specific reserves, or your entire allowance. If the variability was meant to relate solely to your migration analysis discussed in the preceding paragraph, revise your future filing to clarify that fact.

•	If possible, please revise your future filings to more clearly explain the degree of likelihood which is captured in the range of $7.4 million.

•	Please revise your future filings to identify the assumptions which were subjected to upward or downward sensitivity adjustment to compute the range.

•	Based on your disclosure, it appears the potential range of impact to your net income was only $4.9 million compared to the range of impact to your balance sheet of $7.4 million. Please revise your future filing to clarify whether the difference was solely due to the tax effects, and if not, identify the other causes.
Response:
We acknowledge the staffs comment and confirm in future filings we will enhance our discussion of critical accounting policies related to the allowance for loan losses similar to the following:

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Allowance for Loan Losses
•	Description. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses in the consolidated loan portfolio. Management’s evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, pools of homogeneous loans, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience. The allowance represents management’s best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

The allowance is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance. Recoveries of loans previously charged-off are added to the allowance. A loan is considered impaired when it is probable that contractual interest and principal payments will not be collected either for the amounts or by the dates as scheduled in the loan agreement. Our policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status. A loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectibility of principal or interest. We monitor the quality of our loan portfolio on an on-going basis and use a combination of detailed credit assessments by relationship managers and credit officers, historic loss trends, and economic and business environment factors in determining the allowance for loan losses. We record provisions for loan losses based on current loans outstanding, grade changes, mix of loans and expected losses. A detailed loan loss evaluation on an individual loan basis for our highest risk loans is performed quarterly. Management follows the progress of the economy and how it might affect our borrowers in both the near and the intermediate term. We have a formalized and disciplined independent loan review program to evaluate loan administration, credit quality and compliance with corporate loan standards. This program includes periodic reviews and regular reviews of problem loan reports, delinquencies and charge-offs.

•	Judgments and Uncertainties. We use migration analysis as a tool to determine the adequacy of the allowance for loan losses for performing

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

commercial loans. Migration analysis is a statistical technique that attempts to estimate probable losses for existing pools of loans by matching actual losses incurred on loans back to their origination. Judgment is used to select and weight the historical periods which are most representative of the current environment.

We calculate migration analysis using several different scenarios based on varying assumptions to evaluate the widest range of possible outcomes. The migration-derived historical commercial loan loss rates are applied to the current commercial loan pools to arrive at an estimate of probable losses for the loans existing at the time of analysis. The amounts determined by migration analysis are adjusted for management’s best estimate of the effects of current economic conditions, loan quality trends, results from internal and external review examinations, loan volume trends, credit concentrations and various other factors.

We use historic loss ratios adjusted for expectations of future economic conditions to determine the appropriate level of allowance for consumer and residential real estate loans.

•	Effect if Actual Results Differ From Assumptions. The allowance represents management’s best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

Management’s analysis of probable losses in the portfolio at December 31, 2009, resulted in a range for allowance for loan losses of $7.4 million. The range is associated with general (FAS 5) reserves for both retail and performing commercial loans. Specific (FAS 114) reserves do not have a range of probable loss. Due to the risks and uncertainty associated with the economy, our projection of FAS 5 loss rates inherent in the portfolio, and our selection of representative historical periods, we establish a range of probable outcomes (a high-end estimate and a low-end estimate) and evaluate our position within this range. The potential effect to net income based on our position in the range relative to the high and low endpoints is a decrease of $1.0 million and an increase of $3.9 million respectively, after taking into account the tax effects. These sensitivities are hypothetical and are not intended to represent actual results. At December 31, 2009, we positioned ourselves in the high end of the range as we perceive a higher degree of risk based on our current view of the economy and the banking environment.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Item 8. Financial Statements and Supplementary Data, page 48
Consolidated Financial Statements
Note 2 — Acquisition Activity, page 66
10. Please revise to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed that reconciles to the purchase price. Refer to ASC 805-20-50-1(c) and ASC 805-20-55-41.
Response:
We acknowledge the staffs comment and confirm in the year of acquisition of future acquired businesses, we will disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed that reconciles to the purchase price similar to the following:
On February 1, 2007, Old National acquired St. Joseph Capital Corporation (''St. Joseph’’), a banking franchise headquartered in Mishawaka, Indiana, for $78.1 million, including acquisition costs. Pursuant to the merger agreement, the shareholders of St. Joseph received $40.00 in cash for each share of St. Joseph stock in an all-cash transaction. We recorded goodwill of $45.8 million, of which none is deductible for tax purposes, $14.5 million of intangible assets, $81.5 million of investment securities, $324.2 million of loans, and $35.9 million of other assets. We assumed deposits of $357.2 million, short-term and other borrowings of $59.5 million, and other liabilities of $7.1 million.
The intangible assets relate to core deposits and customer relationships and are being amortized over 10 to 11 years. See Note 7 to the consolidated financial statements for additional information.
On March 20, 2009, Old National completed its acquisition of the Indiana retail branch banking network of Citizens Financial Group, which consisted of 65 branches and a training facility. The branches are located primarily in the Indianapolis area, with additional locations in the Lafayette, Fort Wayne, Anderson and Bloomington, Indiana markets. Pursuant to the terms of the purchase agreement, Old National paid Citizens Financial Group approximately $17.2 million. We recorded goodwill of $8.7 million, intangible assets of $11.2 million, cash of $372.7 million, loans of $5.6 million, and other assets of $11.7 million. We assumed deposits of $426.9 million and other liabilities of $0.2 million.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

The intangible assets are related to core deposits and are being amortized on an accelerated basis over 7 years. See Note 7 to the consolidated financial statements for additional information.
Note 3 — Investment Securities, page 67
11. Footnote (1) to your table at the bottom of page 71 indicates that if the Moody’s rating was not available, you used the lowest rating. Please revise to clearly disclose whether you utilize ratings from any other agencies aside from Moody’s. If not, please disclose why you do not utilize any other ratings source. If so, revise the table to present the lowest rating for each security if not already disclosed and discuss how you consider this information in your determination of whether other than temporary impairment is present.
Response:
We acknowledge the Staff’s comment and confirm that in future filings we will use the lowest rating for that security provided by any nationally recognized credit rating agency. See response to #12.
12. In order to provide greater transparency into your conclusion that certain of your trust preferred were not credit impaired, please address the following:
•	In future filings, please revise to contrast your analysis of the securities on which you reported credit impairments as compared to securities in which you did not recognize credit impairments.

•	Please provide us and consider disclosing in future filings a table detailing the following information for all of your trust preferred securities, including those for which you did not record impairment: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.
Response:
We acknowledge the staffs comment and confirm in future filings we will provide greater transparency into our conclusion that certain of our trust preferred securities were not impaired, similar to the following:
As of December 31, 2009, Old National’s security portfolio consisted of 1,078 securities, 136 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company’s non-agency

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

mortgage-backed and pooled trust preferred securities, as discussed below.
Non-agency Mortgage-backed Securities
At December 31, 2009, the Company’s securities portfolio contained 17 non-agency collateralized mortgage obligations with a market value of $174.6 million which had net unrealized losses of approximately $41.6 million. All of these securities are residential mortgage-backed securities. These non-agency mortgage-backed securities were rated AAA at purchase and are not within the scope of FASB ASC 325-10 (EITF 99-20). As of December 31, 2009 ten of these securities were rated below investment grade with grades ranging from B to CC. Three of the ten securities are rated B and have a market value of $27.2 million, four of the securities are rated CCC with a market value of $34.9 million and three of the securities are rated CC with a market value of $33.4 million. These securities were evaluated to determine if the underlying collateral is expected to experience loss, resulting in a principal write-down of the notes. As part of the evaluation, a detailed analysis of deal-specific data was obtained from remittance reports provided by the trustee and data from the servicer. The collateral was broken down into several distinct buckets based on loan performance characteristics in order to apply different assumptions to each bucket. The most significant drivers affecting loan performance were examined including original loan-to-value (“LTV”), underlying property location and the loan status. The loans in the current status bucket were further divided based on their original LTV: a high-LTV and a low-LTV group to which different default curves and severity percentages were applied. The high-LTV group was further bifurcated into loans originated in high-risk states and all other states and a higher default-curve and severity percentages were applied to loans originated in the high-risk states. Different default curves and severity rates were applied to the remaining non-current collateral buckets. Using these collateral-specific assumptions, a model was built to project the future performance of the instrument. Based on this analysis of the underlying collateral, Old National recorded $4.4 million of other-than-temporary impairment on these securities for the twelve months ended December 31, 2009. The market value of these ten non-agency mortgage-backed securities was $95.4 million at December 31, 2009.
Pooled Trust Preferred Securities
At December 31, 2009, the Company’s securities portfolio contained nine pooled trust preferred securities with a market value of $12.4 million and

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

unrealized losses of $16.1 million. Seven of the pooled trust preferred securities in our portfolio fall within the scope of FASB ASC 325-10 (EITF 99-20) and have a market value of $6.0 million with unrealized losses of $8.4 million at December 31, 2009. These securities were rated A2 and A3 at inception, but at December 31, 2009, Moody’s rated one security Baa2, one security Caa3 and five securities Ca. The issuers in these securities are primarily banks, but some of the pools do include a limited number of insurance companies. The Company uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to determine whether an adverse change in cash flows has occurred during the quarter. The OTTI model considers the structure and term of the collateralized debt obligation (“CDO”) and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. We assume no recoveries on defaults and a limited number of recoveries on current or projected interest payment deferrals. In addition we use the model to “stress” each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of Old National’s note class. For the twelve months ended December 31, 2009, our model indicated other-than-temporary-impairment losses on six securities of $28.6 million, of which $20.4 million was recorded as expense and $8.2 million was recorded in other comprehensive income. At December 31, 2009, the fair value of these six securities was $5.0 million and they remained classified as available for sale.
Two of our pooled trust preferred securities with a fair value of $6.4 million and unrealized losses of $7.7 million at December 31, 2009, are not subject to FASB ASC 325-10. These securities are evaluated using collateral-specific assumptions to estimate the expected future interest and principal cash flows. Our analysis indicated no other-than-temporary-impairment on these securities.
The table below summarizes the relevant characteristics of our nine pooled trust-preferred securities as well as four single issuer trust preferred securities which are included with other securities in note 3 to the consolidated financial statements. Each of the pooled trust preferred

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

securities support a more senior tranche of security holders except for the MM Community Funding II security which, due to payoffs, Old National is now in the most senior class.
As depicted in the table below, all nine pooled trust preferred securities have experienced credit defaults. However, three of these pooled trust preferred securities have excess subordination and are not other-than-temporarily impaired as a result of their class hierarchy which provides more loss protection.

								Actual	Expected	Excess
								Deferrals and	Defaults as	Subordination
Old National Bancorp							# of Issuers	Defaults as a	a % of	as a %
Trust preferred securities		Lowest			Unrealized	Realized	Currently	Percent of	Remaining	of Current
December 31, 2009		Credit	Book	Market	Gain/	Losses	Performing/	Original	Performing	Performing
(Dollars in Thousands)	Class	Rating (1)	Value	Value	(Loss)	2009	Remaining	Collateral	Collateral	Collateral

Pooled trust preferred securities:
TROPC 2003-1A	A4L	CC	1,447	578	(869)	(3,517)	24/40	35.3%	25.0%	0.0%
MM Community Funding IX	B-2	CC	2,310	1,275	(1,035)	(2,612)	24/34	27.7%	21.8%	0.0%
Reg Div Funding 2004	B-2	D	4,601	1,644	(2,957)	(5,199)	32/46	30.4%	21.3%	0.0%
Pretsl XII	B-1	CC	2,895	1,088	(1,807)	(1,897)	58/78	24.0%	19.4%	0.0%
Pretsl XV	B-1	CC	1,694	370	(1,324)	(3,374)	61/75	23.6%	25.1%	0.0%
Reg Div Funding 2005	B-1	C	295	28	(267)	(3,767)	25/49	42.5%	53.3%	0.0%
MM Community Funding II	B	Baa2	1,155	1,041	(114)	—	6/9	4.7%	9.8%	9.5%
Pretsl XXVII LTD	B	Caa3	4,744	1,689	(3,055)	—	37/49	21.2%	21.4%	22.4%
Trapeza Ser 13A	A2A	BB-	9,355	4,685	(4,670)	—	46/63	26.1%	26.5%	26.5%

			28,496	12,398	(16,098)	(20,366)

Single Issuer trust preferred securities:
First Empire Cap (M&T)		Baa1	2,899	2,228	(671)	—
First Empire Cap (M&T)		Baa1	953	743	(210)	—
Fleet Cap Tr V (BOA)		Baa3	3,344	2,396	(948)	—
JP Morgan Chase Cap XIII		A1	4,692	3,523	(1,169)	—

			11,888	8,890	(2,998)	—

Total			40,384	21,288	(19,096)	(20,366)

(1)	Lowest rating for the security provided by any nationally recognized credit rating agency.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

The following table details all securities with other-than-temporary-impairment and the related credit losses recognized in earnings during 2009. There were no credit losses recognized prior to 2009.

				Amount of other-than-temporary-impairment
		Lowest		recognized in earnings
		Credit	Book	First	Second	Third	Fourth
	Vintage	Rating (1)	Value	Quarter	Quarter	Quarter	Quarter	2009

Non-agency mortgage-backed securities:
BAFC Ser 4	2007	B2	$14,106	$—	$—	$—	$63	$63
CWALT Ser 73CB	2005	CCC	7,735	—	—	—	83	83
CWALT Ser 73CB	2005	CCC	9,646	—	—	—	182	182
CWHL 2006-10	2006	CC	10,339	—	—	276	486	762
CWHL 2005-20	2005	B	13,989	—	—	—	72	72
FHASI Ser 4	2007	CCC	22,246	—	—	—	223	223
RFMSI Ser S9	2006	CC	32,992	—	—	—	1,880	1,880
RFMSI Ser S10	2006	CCC	4,436	—	—	—	249	249
RALI QS2	2006	CC	7,868	—	—	216	523	739
RFMSI S1	2006	B1	7,117	—	—	—	176	176

			130,474	—	—	492	3,937	4,429
Pooled trust preferred securities:
TROPC	2003	CC	1,447	828	1,583	394	712	3,517
MM Community Funding IX	2003	CC	2,310	282	1,178	1,152	—	2,612
Reg Div Funding	2004	D	4,601	1,281	2,915	110	893	5,199
Pretsl XII	2003	CC	2,895	—	810	517	570	1,897
Pretsl XV	2004	CC	1,693	—	895	816	1,663	3,374
Reg Div Funding	2005	C	295	—	483	1,581	1,703	3,767

			13,241	2,391	7,864	4,570	5,541	20,366

Total other-than-temporary- impairment recognized in earnings				$2,391	$7,864	$5,062	$9,478	$24,795

(1)	Lowest rating for the security provided by any nationally recognized credit rating agency.
Note 4 — Loans Held For Sale, page 72
13. Please revise to disclose the reasons for the transfer of financing leases back to the held for investment portfolio after only one quarter as held for sale. In light of the losses on the sale of similar leases, clarify whether you recorded any losses on the leases in connection with the transfer back to the held for investment portfolio at the lower of cost or market and quantify such losses, if applicable.
Response:
We acknowledge the staffs comment and confirm in future filings we will enhance our discussion of transfers between the held for sale and held for investment portfolio similar to the following:
In June 2009, Old National transferred $370.2 million of leases to held-for-sale status. During the third quarter, $258.0 million of the municipal leases were sold at a price above par; however the transaction resulted in a loss of

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

$1.4 million after transaction fees. Management decided to retain its taxable leases and approximately $46.0 million of the leases were transferred from held-for-sale status back to the loan portfolio at the lower of cost or fair value at September 30, 2009. No losses were recorded in connection with the transfer back to the held for investment portfolio. Approximately $55.3 million of finance leases remained available for sale at December 31, 2009. The leases held-for-sale have maturities ranging from 1 to 18 years and interest rates ranging from 3.76% to 9.73%. All of the leases held for sale are to municipalities, with various types of equipment securing the leases, and all of the leases are current.
Note 11 — Income Taxes, page 79
14. Please revise to provide more detailed disclosure of the items comprising the $22 million in 2009 and $20 million in 2007 of other deferred income tax.
Response:
We acknowledge the staffs comment and confirm in future filings we will provide a more detailed disclosure of deferred income tax similar to the following:
In 2009, the primary components of the $22,320 other deferred income tax benefit included $2,897 related to our net operating loss, $3,024 related to benefit plan accruals, $9,451 related to other-than temporary impairment and $9,076 related to alternative minimum tax credit carryforwards. In 2007, the primary component of the $20,068 other deferred income tax benefit related to the deferred gain on our branch sale-leaseback transactions.
Item 11. Executive Compensation, page 106
General
15. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
In response to Item 402(s) of Regulation S-K, we concluded that that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us. Disclosure with respect to the review process and the basis for that conclusion is set forth on pages 19 and 20 of our

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

definitive proxy statement under the caption “Assessing Risk in Compensation.” For the staff’s reference, the disclosure in question is reproduced below:
Our compensation programs do not use highly leveraged incentives that drive risky short-term behavior. The programs of the Company are focused on the long-term, and therefore the highest compensation can be earned through the achievement of consistent, quality earnings over an extended period of time. With the adoption of a one-year holding period following the vesting of stock, there is a strong incentive to ensure the Company is managed with a long-term view, and this helps to ensure that Company management avoids excessive risk taking in the short term. With the balance of compensation among annual salary, short-term incentive and long-term equity awards, no particular element of compensation is excessively weighted on a single performance measure.
Our Compensation Committee reviewed the relationship between our risk management policies and practices and the incentive compensation provided to the Named Executive Officers at its January 21, 2010 meeting and determined after review with the Company’s Chief Risk Officer and representatives of Mercer that our incentive compensation programs do not encourage unnecessary and excessive risk taking.
Annual Incentive Compensation, page 26 of Definitive Proxy Statement on Schedule 14A
16. We note the considerations of the Board in approving the discretionary bonus payments. One consideration was that executive officers had not received an increase in base salary in 2009; however, the summary compensation table on page 34 does appear to show an increase in base salary. Please tell us why this disclosure does not seem to reconcile.
Response:
In 2008, the Compensation Committee recommended to the Board and the Board approved a prospective increase in the Named Executive Officer’s (“NEO’s”) base salary rate effective upon their first pay in April of 2008 (“Increased Rate”). Therefore, the NEOs salary compensation for the first three (3) months of 2008 was based on a rate lower than the Increased Rate.
In 2009, the NEOs did not receive an increase in their base salary rate. Therefore, the NEOs base salary for all twelve (12) months in 2009 was calculated based on the Increased Rate that went into effect in April of 2008. The difference between the 2008 and 2009 salary amounts reported on page 34 in the summary compensation table of the Proxy is due to the first three (3) months in 2008 when the NEOs were compensated at a base salary rate lower than Increased Rate.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

17. Another consideration was the “need to retain and motivate our executive officers.” Please explain to the staff and disclose in future filings, if applicable, how the Board determined an award under the Short Term Incentive Plan would better serve to retain and motivate executive officers than a longer term award.
Response:
The need to retain and motivate executive officers was one of only five factors considered by the Committee in approving the bonus. In addition, the Committee believes that the use of a cash incentive payment was an appropriate tool for furthering this objective under the circumstances.
As disclosed in the proxy statement, the Short Term Incentive Plan contemplated cash awards. While the criteria for earning those awards were not satisfied, the much smaller discretionary bonuses were awarded in lieu of those awards. Based on the Company’s comparative performance to peers during the year, the Committee believed that it was appropriate to make a bonus payment in the same form that the executives would have received under the Short Term Incentive Plan. In the context of the Company’s overall compensation program which includes a significant long-term component, the Committee believed that paying a cash award was appropriate to ensure the cash component of the executives’ compensation was competitive with the marketplace. As such, the Committee believed the cash award was consistent with its objective to retain and motivate the executives who received those discretionary bonuses.
Item 13. Certain Relationships and Related Transactions, and Director Independence
Transactions with Management and Others, page 55 of Definitive Proxy Statement on Schedule 14A
18. We note the disclosure regarding certain transactions between related persons and the company’s subsidiaries. We also note your apparent reliance on Instruction 4.c. to Item 404(a) of Regulation S-K. Please note that this instruction applies only to loans to related persons. Thus, to the extent related persons have entered into transactions not by the instruction, please provide the disclosure required by Item 404(a). In addition, to the extent that loans have been extended to related persons, please confirm, and revise future filing to disclose, if accurate, that the loans ere make on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

Response:
Except for loans, the only transactions in 2009 between related persons and the Company were transactions involving Industrial Contractors, Inc. and Professional Consultants, Inc., which are disclosed in the Proxy. Alan W. Braun, a director of the Company, is the Chairman and CEO of Industrial Contractors, Inc. and Executive Vice President of Professional Consultants, Inc.
We acknowledge the staff’s comments and confirm in future filings that we will include the following disclosure:
The Company has made, and expects to make in the future, through its bank subsidiary loans in the ordinary course of business to directors and officers of the Company, members of their immediate families and corporations and other entities in which they may have a controlling interest. The loans to such persons are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or Old National Bank, and the loans did not involve more than normal risk of collectibility or present other unfavorable features.
Exhibits
19. We note the disclosure in your definitive proxy statement indicating that you have entered into employment agreements with each of the named executive officers. However, it does not appear that the employment agreement for Allen R. Mounts has been filed as an exhibit to the Form 10-K. Please tell us why the agreement has not been filed as an exhibit and confirm that future filings will include all applicable employment agreements. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Response:
The employment agreement between Allen R. Mounts and the Company is the same form of agreement that was filed as an exhibit to the Form 10-K for the other Named Executive Officers. Mr. Mounts became a Named Executive Officer upon the filing of the Form 10-K for the fiscal year ending 2009 and the omission of his employment agreement as an exhibit to the Form 10-K was inadvertent. The Company will include all applicable employment agreements, including Mr. Mounts’, in future filings.

Ms. Kathryn McHale
U.S. Securities and Exchange Commission
July 29, 2010

     Finally, in connection with Old National Bancorp’s response to your comments, as requested, Old National Bancorp acknowledges that:
•	Old National Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Old National Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. If you have further questions or require additional clarifying information, please call Joan Kissel , Corporate Controller, at (812) 465-7290, or Scott Evernham, Assistant General Counsel, at (812) 465-0109.
Sincerely,

/s/ Christopher A. Wolking
Christopher A. Wolking
Senior Executive Vice President and Chief Financial Officer

Cc:	Rebekah Moore, U.S. Securities and Exchange Commission
Kevin W. Vaughn, U.S. Securities and Exchange Commission
Matt McNair, U.S. Securities and Exchange Commission
Robert G. Jones, Old National Bancorp